SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                               Date: August 1, 2003

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

         Registrant's telephone number, international: +7 095 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F   X             Form 40-F
                                  ---                      ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                       No   X
                             ---                      ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

         On July 31, 2003, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the "Company") announced unaudited results for the first six months 2003 in accordance with Russian accounting legislation - RAS. RAS differs in significant respects from International Accounting Standards and from generally accepted accounting principles in the United States. Therefore, the results disclosed in the press release are prepared on a basis different from the basis used to prepare the Company's audited annual consolidated financial statements included in its Annual Reports on Form 20-F. A copy of the press release is attached hereto as Exhibit 1.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:    August 1, 2003              By:   [signed]    Petr N. Debrianski
                                        --------------------------------------
                                     Name:  Petr N. Debrianski
                                     Title: Deputy Finance Director

                                  EXHIBIT INDEX


The following exhibit has been disclosed as part of this Form 6-K:


Exhibit Number           Description

      1. English translation of the press release announced unaudited results for the first six months 2003 in accordance with Russian accounting legislation - RAS.

                                                                    Exhibit 1


For Immediate Release

                ROSTELECOM REPORTS FIRST HALF 2003 RAS UNAUDITED
              NET PROFIT INCREASE OF 102.4% TO RUR 3,204.4 MILLION

o Revenue for the first half 2003 amounted to RUR 12,942.6 million, an increase of 29.9% versus first six months 2002*. Based on the adjusted first half 2002 numbers, revenue growth was 4.2%;
o   Domestic long-distance traffic** was up 20.7% year-on-year;
o Outgoing international traffic grew by 3.5%, while incoming international traffic surged 29.5% compared to the first half 2002;
o Operating profit for the first six months 2003 increased 3.6% to RUR 4,217.9 million, while compared to adjusted operating profit for the first half 2002 it increased 6.0%;
o   Net profit increased by 102,4% to RUR 3,204.4 million.

Moscow - July 31, 2003 - Rostelecom (NYSE: ROS; RTS: RTKM), Russia's national long-distance telecommunications operator, today announced unaudited results for the first six months 2003 in accordance with Russian accounting legislation - RAS.

Domestic long-distance (DLD) traffic for the first half 2003 totaled 4,014.8 million minutes, a year-on-year increase of 20.7%. DLD revenues increased year-on-year by 13.2% to RUR 4,724.3 million.

Outgoing international long-distance (ILD) traffic in the first six months grew to 624.9 million minutes, a 3.3% increase over the first half 2002. ILD revenues from Russian operators and subscribers declined by 4.5% to RUR 3,772.9 million.

Incoming international traffic surged 29.5% year-on-year to 551.8 million minutes. Revenues from international operators (only for telephone traffic termination) totaled RUR 1,968.4 million, representing a 2.7% decline compared to the first half 2002. The revenue decline is due to Rostelecom's efforts to decrease settlement rates with international operators throughout 2002.

Total revenues for the first half 2003 were RUR 12,942.6 million, up 29.9% year-on-year. As previously reported, the Company has moved to a new method of accounting for operations with international operators in its RAS financial statements, which takes into account the total amounts of both revenues from and payments to international operators. Based on the adjusted 2002 first half number, revenue growth was 4.2%.

First half 2003 operating costs amounted to RUR 8,724.7 million, a 48.1% increase versus the first six months of 2002. Operating costs, compared to the adjusted first half 2002 number, increased by 3.3%.

The increase in operating costs is primarily explained by the following factors: higher staff costs due to increases in payrolls and redundancy payments, an increase in payments to operators, higher public utilities prices, and growth in insurance costs as Rostelecom insured its production equipment in early 2003.

Depreciation charges declined by 29.1% to RUR 1,829.3 million as a number of Rostelecom's leased assets were fully depreciated in the second half of 2002.

EBITDA was RUR 6,047.2 million, representing a 9.1% decline year-on-year. However, if compared to EBITDA of the first half 2002 adjusted for the new accounting method, the decline was 7.8%. This decline reflects growth in some of the operating costs as described above.

Operating profit grew by 3.6% to RUR 4,217.9 million, while compared to adjusted operating profit for the first half 2002 it increased 6.0%.

The results from other operating activities amounted to RUR -515 million compared to RUR -1,041.3 million for the first six months of 2002. The improvement is primarily due to growth in interest income (by RUR 30.0 million), decrease in interest expenses (by RUR 101.9 million), lower bad debt expense
(by RUR 183.1 million) as well as higher gains from sale of financial instruments.

Results from other non-sales activities amounted to RUR 629.7 million compared to RUR -913.6 million in the first half of 2002. The improvement is explained by foreign exchange gains as well as income from the restructuring of Rostelecom's debt to the Ministry of Finance.

As a result, first half 2003 net profit increased by 102.4% year-on-year to RUR 3,204.4 million.

------------------------------------------------------------------------------
Balance Sheet, RUR '000
------------------------------------------------------------------------------
------------------------------------------------------------------------------
                                31.12.2002      30.06.2003    Change Y-o-Y, %
------------------------------------------------------------------------------
ASSETS
   Non-current assets, incl.    22,909,612       22,420,800        -2.1%
     Intangible assets                  21               20        -4.8%
     Fixed assets               17,143,830       15,520,525        -9.5%
     Construction in progress    2,863,205        4,064,037        41.9%
     Long-term financial         2,517,331        2,414,320        -4.1%
     investments
     Other non-current assets      385,225          421,898         9.5%
   Current assets, incl.        18,039,517       20,434,739        13.3%
     Inventory                     690,868          827,248        19.7%
     VAT on obtained property    1,988,908        2,012,831         1.2%
     Accounts receivable         9,808,766       11,122,647        13.4%
       Bad debt provision       -1,956,012       -2,328,522        19.0%
     Short-term financial        4,259,058        2,952,426       -30.7%
     investments
     Cash and cash equivalents   1,291,917        3,519,587       172.4%
------------------------------------------------------------------------------
BALANCE                         40,949,129       42,855,539         4.7%
------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY AND
LIABILITIES
   Shareholders' equity         19,296,556       21,744,812        12.7%
   Liabilities, incl.           21,652,573       21,110,727        -2.5%
     Long-term liabilities       7,291,882        8,360,134        14.6%
      Incl. loans due more         847,687        2,881,230       239.9%
      than in 12 months
      Incl. leasing              6,397,059        5,352,054       -16.3%
      obligations
     Short-term liabilities     14,360,691       12,750,593       -11.2%
      Incl. loans due less       3,667,780        1,578,526        57.0%
      than in 12 months
      Incl. leasing              2,655 634        2,148,845       -19.1%
      obligations
------------------------------------------------------------------------------
BALANCE                         40,949,129       42,855,539         4.7%
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Profit and Loss Statement, RUR '000
------------------------------------------------------------------------------
                                 H1 2002          H1 2003     Change Y-o-Y, %
------------------------------------------------------------------------------
  Revenue                       9,962,752       12,942,645         29.9%
    Including effects of the
    new method of accounting
    for operations with
    international operators    12,426,901       12,942,645          4.2%
  Operating expenses           -5,890,149       -8,724,739         48.1%
    Including effects of the
    new method of accounting
    for operations with
    international operators    -8,447,228       -8,724,739          3.3%
      Depreciation             -2,579,629       -1,829,343        -29.1%
  EBITDA                        6,652,232        6,047,249         -9.1%
    Including effects of the
    new method of accounting
    for operations with
    international operators     6,559,302        6,047,249         -7.8%
  Operating profit              4,072,603        4,217,906          3.6%
    Including effects of the
    new method of accounting
    for operations with
    international operators     3,979,673        4,217,906          6.0%
      Results from other       -1,041,290         -515,031        -50.5%
      operating activities
         Bad debt expense        -555,371         -372,510        -32.9%
      Results from other        - 913,639          629,707          n/a
      non-sales activities
  Profit before tax             2,117,674        4,332,582        104.6%
     Profit tax                 - 534,085      - 1,121,032        109.9%
     Extraordinary items                0          - 7,143          n/a
  Net Profit                    1,583,589        3,204,407        102.4%

------------------------------------------------------------------------------
  Key Ratios
------------------------------------------------------------------------------
                                       H1 2002                 H1 2003
------------------------------------------------------------------------------
  Operating margin, %                  40.88%                  32.59%*
  EBITDA margin, %                     66.77%                  46.72%*
  Net margin, %                        15.90%                  24.76%
------------------------------------------------------------------------------
                                     31.12.2002              30.06.2003
------------------------------------------------------------------------------
  Current liquidity ratio               1.29                    1.80
  Financial independence ratio          0.47                    0.51
------------------------------------------------------------------------------
* EBITDA and Operating margins decline is explained primarily by the growth in revenue resulting from the new method of accounting for operations with international operators

Certain statements in this press-release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby. These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.


For further details please contact

Anna Kareva
Head of IR
Tel.: + 7 095 973 9920
Fax: + 7 095 787 2850
e-mail: kareva@hq.rt.ru


--------
* Officially reported first half 2002 P&L numbers are not adjusted for the effects of the new method of accounting for operations with international operators. For your convenience, adjusted data for the first half 2002 is provided in the P&L statement attached to this press-release.
** All the traffic data provided in the press-release is preliminary.